Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Texas Roadhouse, Inc.:

We consent to the incorporation by reference in the registration statements (Nos. 333‑121241 and 333‑188683) on Form S‑8 of Texas Roadhouse, Inc. of our reports dated February 24, 2017, with respect to the consolidated balance sheets of Texas Roadhouse, Inc. and subsidiaries as of December 27, 2016 and December 29, 2015, and the related consolidated statements of income and comprehensive income, stockholders’ equity, and cash flows for each of the years in the three‑year period ended December 27, 2016, and the effectiveness of internal control over financial reporting as of December 27, 2016, which reports appear in the December 27, 2016 annual report on Form 10‑K of Texas Roadhouse, Inc.

/s/ KPMG LLP

Louisville, Kentucky

February 24, 2017